

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2020

The principal balances and results accumulated for the period ending January 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,417,247
Interbank loans, net	18,230
Loans and accounts receivables from customers, net	32,510,367
Total investments	3,437,938
Financial derivative contracts	10,920,072
Other asset items	3,166,130
Total assets	**52,469,984**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	10,242,048
Time deposits and other time liabilities	13,692,045
Financial derivative contracts	9,539,873
Issued debt instruments	10,206,685
Other liabilities items	5,309,383
Total equity	3,479,950
Total liabilities and Equity	**52,469,984**

Equity attributable to:	
Equity holders of the Bank	3,400,497
Non-controlling interest	79,453

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	116,240
Net fee and commission income	26,763
Result from financial operations	19,262
Total operating income	**162,265**
Provision for loan losses	(33,751)
Support expenses	(63,188)
Other results	(6,576)
Income before tax	**58,750**
Income tax expense	(13,466)
Continued operations result	**45,284**
Discontinued operations result	**-**
Net income for the period	**45,284**

Attributable to:	
Equity holders of the Bank	45,320
Non-controlling interest	(36)

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de enero de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de enero de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.417.247
Adeudado por bancos	18.230
Créditos y cuentas por cobrar a clientes	32.510.367
Inversiones totales	3.437.938
Contratos de derivados financieros	10.920.072
Otros rubros del activo	3.166.130
Total Activos	**52.469.984**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	10.242.048
Depósitos y otras captaciones a plazo	13.692.045
Contratos de derivados financieros	9.539.873
Instrumentos de deuda emitidos	10.206.685
Otros rubros del pasivo	5.309.383
Total patrimonio	3.479.950
Total Pasivos y Patrimonio	**52.469.984**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.400.497
Interés no controlador	79.453

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	116.240
Ingreso neto de comisiones	26.763
Resultado de operaciones financieras	19.262
Total ingresos operacionales	**162.265**
Provisiones por riesgo de crédito	(33.751)
Gastos de apoyo	(63.188)
Otros resultados	(6.576)
Resultado antes de impuesto	**58.750**
Impuesto a la renta	(13.466)
Resultado de operaciones continuas	**45.284**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**45.284**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	45.320
Interés no controlador	(36)

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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